Exhibit 23.3

Consent of Independent Auditors

We consent to the reference to our firm under the caption "Experts" in this this Registration Statement (Form S-3) and related Prospectus of Brooks Automation, Inc. for the registration of debt securities, common stock, preferred stock, depositary shares, purchase contracts, purchase units and warrants and to the incorporation by reference therein of our report dated November 13, 2018,  with respect to the consolidated financial statements of GENEWIZ Group, as of  December 31, 2017 and 2016 and for each of the three years ended December 31, 2017,  included in the Brooks Automation, Inc. Current Report on Form 8-K/A, filed on January 29, 2019 with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Iselin, New Jersey

August 8, 2019